FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item
1	Material fact dated March 30, 2012.

MATERIAL FACT

Further to the relevant fact communication dated 19 December 2011 (registry number 155,186), Banco Santander informs that the Ordinary General Shareholders’ Meeting held today has passed, under item nine A) of its agenda, a free-of-charge capital increase to implement the “Santander Dividendo Elección” remuneration scheme on the dates on which the final dividend is traditionally paid (April / May 2012). This scheme shall offer shareholders the possibility to choose whether to receive cash or new shares on those dates.

The envisaged timeline for the implementation of the “Santander Dividendo Elección” program is as follows1:

•	11 April 2012. Communication of the number of rights needed to receive one share and of the final price of the right-purchase commitment.

•	12 April 2012 (23:59 hours CET). Record date for the granting of rights.

•	13 April 2012. Commencement of the rights trading period. Santander shares start trading ex-coupon.

•	23 April 2012. Last date to request remuneration in cash (sale of rights to Grupo Santander).

•	27 April 2012. End of the trading period of the rights. Acquisition of rights by Grupo Santander.

•	3 May 2012. Payment of cash to shareholders who have so requested.

•

9 May 2012. Commencement of the ordinary trading of the new shares in the Spanish Stock Exchanges, subject to the necessary authorizations having been granted[2]. Shareholders who have opted for new shares have them delivered.

The gross price at which Grupo Santander shall irrevocably commit to purchase rights, which will be calculated pursuant to the formula approved by the Ordinary General Shareholders’ Meeting, will be approximately 0.220 Euros per right.

Boadilla del Monte (Madrid), March 30, 2012

[1]

The term for the acceptance of the right-purchase commitment and the envisaged payment date for those shareholders who request cash may not be coincidental with those set out above in respect of those shareholders holding Santander shares in the various foreign stock exchanges in which the Bank is listed.

[2]	Admission to listing of the new shares in the foreign stock exchanges where the Bank is listed shall also be requested.

Banco Santander, S.A. – Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER – R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: March 30, 2012	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President